Exhibit 99.(a)(2)

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF TRUST

OF

KKR GLOBAL CREDIT OPPORTUNITIES FUND

This Certificate of Amendment (“Certificate”) is filed in accordance with the provision of the Delaware Business Trust Act (12 Del. Code Ann. Tit. 12 § 3801 et seq.) and sets forth the following:

1.                                      The name of the trust is KKR Global Credit Opportunities Fund (the “Trust”).

2.                                      The Trust’s Certificate of Trust is hereby amended by deleting Item 1 thereof in its entirety and inserting in lieu thereof the following:

1.  Name.  The name of the Trust formed hereby is KKR Alternative Income Opportunities Fund.

3.                                      This Certificate shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned, being a Trustee, has executed this Certificate as of February 13, 2013, in accordance with Section 3811(a)(2) of the Act.

/s/ William C. Sonneborn
William C. Sonneborn
Title: Trustee